Filed by: Carlyle Secured Lending III Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: Carlyle Secured Lending III (Commission File No.: 814-01410) Carlyle Secured Lending III ( CSL III ) Quarterly Update September 30, 2024 1

Disclaimer and Forward-Looking Statement This presentation (the “Presentation”) has been prepared by Carlyle Secured Lending III (together with its consolidated subsidiaries, “we,” “us,” “our,” “CSL III” or the “Company”) and may only be used for informational purposes only. This Presentation should be viewed in conjunction with the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2024. The information contained herein may not be used, reproduced, referenced, quoted, linked by website, or distributed to others, in whole or in part, except as agreed in writing by the Company. This Presentation does not constitute a prospectus and should under no circumstances be understood as an offer to sell or the solicitation of an offer to buy our common stock or any other securities nor will there be any sale of the common stock or any other securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such state or jurisdiction. This Presentation provides limited information regarding the Company and is not intended to be taken by, and should not be taken by, any individual recipient as investment advice, a recommendation to buy, hold or sell, or an offer to sell or a solicitation of offers to purchase, our common stock or any other securities that may be issued by the Company, or as legal, accounting or tax advice. An investment in securities of the type described herein presents certain risks. This Presentation may contain forward-looking statements that involve substantial risks and uncertainties. Some of the statements in this communication constitute forward-looking statements because they are not historical facts, but instead relate to future events, future performance or financial condition or the merger of CSL III with and into Carlyle Secured Lending, Inc. ( CGBD ) (collectively, the “Mergers” ). The forward-looking statements may include statements as to: future operating results of CGBD and CSL III and distribution projections; business prospects of CGBD and CSL III and the prospects of their portfolio companies; and the impact of the investments that CGBD and CSL III expect to make. You can identify these statements by the use of forward-looking terminology such as “anticipates,” “believes,” “expects,” “intends,” “will,” “should,” “may,” “plans,” “continue,” “believes,” “seeks,” “estimates,” “would,” “could,” “targets,” “projects,” “outlook,” “potential,” “predicts” and variations of these words and similar expressions to identify forward-looking statements, although not all forward-looking statements include these words. The forward-looking statements contained in this Presentation involve risks and uncertainties. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the timing or likelihood of the Mergers closing; (ii) the expected synergies and savings associated with the Mergers; (iii) the ability to realize the anticipated benefits of the Mergers, including the expected elimination of certain expenses and costs due to the Mergers; (iv) the percentage of CGBD stockholders voting in favor of the proposals submitted for their approval; (v) the possibility that competing offers or acquisition proposals will be made; (vi) the possibility that any or all of the various conditions to the consummation of the Mergers may not be satisfied or waived; (vii) risks related to diverting management’s attention from ongoing business operations; (viii) the risk that stockholder litigation in connection with the Mergers may result in significant costs of defense and liability; (ix) changes in the economy, financial markets and political environment, including the impacts of inflation and rising interest rates; (x) risks associated with possible disruption in the operations of CGBD and CSL III or the economy generally due to terrorism, war or other geopolitical conflict (including the uncertainty surrounding Russia’s military invasion of Ukraine and the impact of geopolitical tensions in other regions such as the Middle East, and developing tensions between China and the United States); (xi) future changes in laws or regulations (including the interpretation of these laws and regulations by regulatory authorities); (xii) conditions in CGBD’s and CSL III’s operating areas, particularly with respect to business development companies or regulated investment companies; and (xiii) other considerations that may be disclosed from time to time in CGBD’s and CSL III’s publicly disseminated documents and filings. CGBD and CSL III have based the forward-looking statements included in this Presentation on information available to them on the date hereof, and they assume no obligation to update any such forward-looking statements. You should read statements that contain these words carefully because they discuss our plans, strategies, prospects and expectations concerning our business, operating results, financial condition and other similar matters. We believe that it is important to communicate our future expectations to our investors. There may be events in the future, however, that we are not able to predict accurately or control. You should not place undue reliance on these forward-looking statements, which speak only as of the date on which we make it. Factors or events that could cause our actual results to differ, possibly materially from our expectations, include, but are not limited to, the risks, uncertainties and other factors we identify in the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in filings we make with the Securities and Exchange Commission, and it is not possible for us to predict or identify all of them. Although CGBD and CSL III undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that they may make directly to you or through reports that CGBD and CSL III have filed or in the future may file with the Securities and Exchange Commission (“SEC”), including the Proxy Statement and the Registration Statement (each as defined below), annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. 2

Disclaimer and Forward-Looking Statement Information throughout the Presentation provided by sources other than the Company (including information relating to portfolio companies) has not been independently verified and, accordingly, the Company makes no representation or warranty in respect of this information. The following slides contain summaries of certain financial and statistical information about the Company. The information contained in this Presentation is summary information that is intended to be considered in the context of our SEC filings and other public announcements that we may make, by press release or otherwise, from time to time. We undertake no duty or obligation to publicly update or revise the information contained in this Presentation. CSL III is managed by CSL III Advisor, LLC (the “Investment Adviser”), an SEC-registered investment adviser and a consolidated subsidiary of The Carlyle Group Inc. (together with its affiliates, “Carlyle”). This Presentation contains information about the Company and certain of its affiliates and includes the Company’s historical performance. You should not view information related to the past performance of the Company as indicative of the Company’s future results, the achievement of which is dependent on many factors, many of which are beyond the control of the Company and the Investment Adviser and cannot be assured. There can be no assurances that future dividends will match or exceed historical rates or will be paid at all. Further, an investment in the Company is discrete from, and does not represent an interest in, any other Carlyle entity. Nothing contained herein shall be relied upon as a promise or representation whether as to the past or future performance of the Company or any other Carlyle entity. Additional Information and Where to Find it In connection with the proposed merger of CSL III into CGBD, CGBD has filed a registration statement on Form N-14 (the Registration Statement ) with the SEC, which includes a preliminary information statement (the Information Statement ) of CSL III, a preliminary proxy statement of CGBD (the Proxy Statement ) and a preliminary prospectus of CGBD (the Prospectus ). Once the Registration Statement is effective, the Proxy Statement, Information Statement and Prospectus will be distributed to shareholders of CSL III and stockholders of CGBD, as applicable. The Proxy Statement, Information Statement and the Registration Statement all contain important information about CSL III, CGBD, the proposed merger of CGBD with CSL III and related matters. This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. SHAREHOLDERS OF CSL III AND STOCKHOLDERS OF CGBD ARE URGED TO READ THE PROXY STATEMENT, THE INFORMATION STATEMENT AND REGISTRATION STATEMENT, AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CSL III, CGBD, THE MERGER AND RELATED MATTERS. Investors and security holders will be able to obtain any documents filed with the SEC free of charge at the SEC’s web site at http://www.sec.gov or, for documents filed by CGBD, from CGBD’s website at carlylesecuredlending.com. Participants in the Solicitation CGBD, its directors, certain of its executive officers and certain employees and officers of Carlyle Global Credit Investment Management, LLC and its affiliates may be deemed to be participants in the solicitation of CGBD proxies in connection with the merger. Information about the directors and executive officers of CGBD is set forth in its proxy statement for its 2024 Annual Meeting of Stockholders, which was filed with the SEC on April 26, 2024. CSL III, its trustees, certain of its executive officers and certain employees and officers of the Investment Adviser and its affiliates may be deemed to be participants in the solicitation of CGBD proxies in connection with the merger. Information about the trustees and executive officers of CSL III is set forth in its annual report on Form 10-K, which was filed with the SEC on March 12, 2024. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the CGBD stockholders in connection with the merger will be contained in the Proxy Statement when such document becomes available. These documents may be obtained free of charge from the sources indicated above. No Offer or Solicitation This presentation is not, and under no circumstances is it to be construed as, a prospectus or an advertisement and the communication of this presentation is not, and under no circumstances is it to be construed as, an offer to sell or a solicitation of an offer to purchase any securities in CSL, CSL III or in any fund or other investment vehicle managed by Carlyle or any of its affiliates. 3

Notice to Recipients STRICTLY CONFIDENTIAL The information contained herein is confidential, and may not be disclosed, reproduced or used in whole or in part for any purpose other than monitoring or assessing the recipient’s existing or potential investments with The Carlyle Group. Information presented in this quarterly update may include Material Non-Public Information relating to certain publicly traded securities. Under applicable laws, it is illegal to buy or sell publicly traded debt or equity securities while in possession of Material Non-Public Information relating to the company and/or such securities. You must not, directly or indirectly, make or direct any trades in any publicly traded debt or equity security on the basis of the information in this update. NOTICE OF PROXY VOTING POLICIES AND PROCEDURES The SEC has adopted Rule 206(4)-6 (the “Rule”), which requires registered investment advisers that exercise voting authority over client securities to implement proxy voting policies. the Investment Adviser, provides investment advisory services to private investment funds or accounts (each, an “Advisory Client” and collectively, the “Advisory Clients”), certain of which you may be an investor in, whose investment program involves investing Advisory Client assets in securities generally through privately negotiated transactions. Because the Investment Adviser may be deemed to have authority to vote proxies relating to the portfolio companies in which the Advisory Clients invest, the Investment Adviser has adopted a set of policies and procedures (together, the “Policy”) in compliance with the Rule. To the extent the Investment Adviser exercises or is deemed to be exercising voting authority over Advisory Client securities, the Investment Adviser’s general policy is to vote proxy proposals, amendments, consents or resolutions (collectively, “proxies”) in a manner that serves the best interest of the Advisory Client, as determined by the Investment Adviser in its discretion, taking into account factors described in the Policy. Investors may request a copy of the Policy and the voting records relating to proxies as provided by the Rule by contacting the Investment Adviser. PRIVACY NOTICE As part of our compliance with the provisions of certain privacy regulations issued by the United States federal government, we are required to provide you with notice of our firm’s policies and practices relating to the use and sharing of your personal information. For residents of the European Economic Area, please also see the EEA Investor Privacy Notice available for your review on our website at https://directlending.carlyle.com, or upon request. We are committed to maintaining the confidentiality, integrity and security of our current and former investors’ non-public personal information. Accordingly, we have developed internal policies to protect confidentiality while allowing investors’ needs to be met. We will not disclose any non-public personal information about investors who are individuals, except to our affiliates and service providers as allowed by applicable law or regulation. In the normal course of serving our investors, information we collect may be shared with companies that perform various services such as our accountants, attorneys and third-party administrators. We collect non-public information about you from the following sources: • Information we receive on subscription agreements or other forms, such as name, address, account number and the types and amounts of investments; and • Information about transactions with us or our affiliates, such as participation in other investment programs, ownership of certain types of accounts or other account data and activity. We may disclose the information that we collect from our investors or former investors, as described above, only to our affiliates and service providers and only as allowed by applicable law or regulation. Any party that receives this information will use it only for the services required by us and as allowed by applicable law or regulation, and is not permitted to share or use this information for any other purpose. To protect the non-public personal information of individuals, we permit access only by authorized employees who need access to that information to provide services to the fund and its investors. In order to guard investors’ non-public personal information, we maintain physical, electronic and procedural safeguards that comply with applicable law. Non-public personal information that we collect about you will generally be stored on secured servers located in the United States. An individual investor’s right to privacy extends to all forms of contact with us, including telephone, written correspondence and electronic media, such as the Internet. Please be assured that we are committed to protecting the privacy of non-public information about you. 4

Q3 2024 Executive Summary

MARKET COMMENTARY

- Deal activity has continued to strengthen in the second half of 2024, and we expect volumes to remain strong in the coming quarters as the M&A pipeline expands
- Despite the persistence of repricing activity as well as increased competition between the BSL and private credit markets, new issue spreads on private credit transactions stabilized in the third quarter
- We continue to leverage the breadth and depth of Carlyle's platform to drive value across the broader portfolio, with the intention of maintaining a level of premium to the liquid markets

BUSINESS UPDATES

- Total investments based on fair value were approximately $386 million as of September 30, 2024
- The fund initiated a capital call during the third quarter for an additional $22 million resulting in approximately 85% [1] of cumulative capital commitments called since inception
- Dividends declared in the third quarter totaled $0.80 per share, inclusive of the standard quarterly dividend of $0.60 as well as a supplemental dividend of $0.20, which equates to an annualized net yield of approximately 11.2% [2]
- In August 2024, CSL III entered into a definitive merger agreement with CGBD with a target closing date of Q1'25

PORTFOLIO & INVESTMENT ACTIVITY

- Quarterly net total return of 2.3%[3] was driven by meaningful income generation from the portfolio
- Funded approximately $38 million of investments in new and existing borrowers during the quarter
- All new originations were in first lien assets, as we believe current spreads are compelling for the senior secured credit risk profile
- There were approximately $20 million in repayments during the quarter

Note: **Past performance is not a guarantee or indicator of future results.** As of September 30, 2024 unless otherwise stated. These statements reflect the subjective views of Carlyle Direct Lending.

1. Cumulative capital called ratio is based on the equity commitments after the adjustment for certain concentration limitations.
2. Annualized dividend yield is calculated by dividing the declared dividend,excluding the supplemental dividend, by the weighted average of the net asset value at the beginning of the quarter and the capital called during the quarter and annualizing over four periods. There can be no assurance that we will continue to earn income at this rate and our income may decline.
3. Represents the time weighted return for the third quarter of 2024.

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Draft R-0 R-85 G-101 G-67 B-179 B-113 R-0 R-118 G-161 G-92 B-224 B-150 R-145 R-163 G-213 G-143 B-242 B-187 R-189 R-154 SECTION 01 G-230 G-155 B-247 B-156 Portfolio Update R-43 R-219 G-131 G-217 B-35 B-217 R-61 Text G-175 Colors B-46 White R-255 G-255 R-145 B-255 G-229 B-0 Dark Blue R-0 R-156 G-74 G-226 B-136 B-146 Blue R-145 G-229 B-0

Q3 2024 Quarterly Snapshot

Quarterly Activity

$22M	$38M	$245M	$246M / 85%
CAPITAL CALLED[1]	INVESTMENT FUNDINGS [2]	NET ASSETS	CUMULATIVE CAPITAL CALLED [3]

Fund Capital Overview

$386M	$151M	0.6x	$20.96
INVESTMENTS, AT FAIR VALUE [4] [5]	TOTAL DEBT	LEVERAGE RATIO	NAV PER SHARE [5]

Performance

13.9%	11.2%	2.3%	0.0%
Net IRR [6]	ANNUALIZED BASE DIVIDEND YIELD [7]	QUARTERLY NET TOTAL RETURN[8]	ANNUALIZED DEFAULT RATE[9]

(1) Capital called in Q3 was due and shares were issued in October 2024 (2) Origination activity and resulting capital deployment is dependent on the Investment Adviser's ability to identify investment opportunities. There can be no guarantee that appropriate opportunities will be identified and if they are, that the Company will be selected to originate any or all such opportunities. Note that figures are based on par/principal value for debt activity and cost/proceeds for equity activity. (3) Cumulative capital called ratio is based on the equity commitments after the adjustment for certain concentration limitations; includes the capital called in September and issued in October 2024 (4) **Past performance is no guarantee of future results**. Fair value is determined in good faith by the Investment Advisor pursuant to Rule 2a-5 under the Investment Company Act. Refer to Note 2 and Note 3 to the consolidated financial statements included in our Form 10-Q for the quarter ended September 30, 2024. (5) Values are subject to change over time. (6) Net IRRs are calculated based on the timing of contributions from, and distributions to, the stockholders in the fund after expenses and incentive fees from June 2021 to September 2024. Performance for individual investors may differ depending on subscription date, capital called dates and dividends paid. (7) Dividend paid based on total shares outstanding. The annualized dividend yield is calculated by dividing the declared dividend, excluding the supplemental dividend declared in Q3, by the weighted average net asset value for the quarter and annualizing over 4 periods. There can be no assurance that we will continue to earn income at this rate and our income may decline. (8) Represents the time weighted return for the third quarter of 2024. (9) Represents the annualized defaulted invested capital as a percentage of total invested capital since inception.

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Q3 2024 Portfolio Summary Total investments at Fair Value $386 (4) (4) Floating Rate Senior Secured Exposure Weighted Average Yield on Debt and Income 99% 99% 11.4% (1) Producing Investments at Amortized Cost Number of investments 108 Number of portfolio companies 81 Company EBITDA Sponsored (3) (2) (Median) Average exposure by portfolio company 1.2% 94% $89M (2) Non-accrual investments 0.0% (2) (2) KEY STATISTICS ASSET MIX PORTFOLIO INDUSTRY EXPOSURE 0% 1% 13% Consumer Services 33% Business Services 12% Diversified Financial Services Software First Lien Debt Healthcare & Pharmaceuticals Second Lien Debt Capital Equipment Equity Investments Construction & Building 9% Environmental Industries Other (17 industries) 6% 8% 6% 7% 6% 99% Note: 100% of investments are categorized as Level 3 for determination of fair value. (1) Weighted average yields on debt and income producing investments include income producing equity investments. (2) As a percentage of fair value. (3) Excludes forward currency contracts, equity positions, loans on non-accrual, unfunded commitments, and certain asset-backed, asset-based, and recurring revenue loans. (4) As a percentage of fair value of total debt investments. 8

Q3 2024 Portfolio Overview

10 Largest Positions

	INVESTMENT	TYPE	COST ($M)	FV ($M)	% OF FV	INDUSTRY
1	North Haven Fairway Buyer, LLC	First Lien Debt	14.9	15.1	3.9%	Consumer Services
2	Ascend Buyer, LLC	First Lien Debt	14.3	14.6	3.8%	Containers, Packaging & Glass
3	Spotless Brands, LLC	First Lien Debt	13.9	14.1	3.7%	Consumer Services
4	Radwell Parent, LLC	First Lien Debt	13.6	13.9	3.6%	Wholesale
5	Dwyer Instruments, Inc.	First Lien Debt	13.5	13.7	3.6%	Capital Equipment
6	Avalara, Inc.	First Lien Debt	13.2	13.6	3.5%	Diversified Financial Services
7	Trader Corporation (Canada)	First Lien Debt	12.0	12.4	3.2%	Auto Aftermarket & Services
8	Apex Companies Holdings, LLC	First Lien Debt	12.1	12.2	3.2%	Environmental Industries
9	Accession Risk Management Group, Inc.	First Lien Debt	11.9	12.0	3.1%	Diversified Financial Services
10	Park County Holdings, LLC	First Lien Debt	11.3	11.4	3.0%	Media: Advertising, Printing & Publishing

Largest Quarter-over-Quarter MTM Changes

TOP CONTRIBUTORS

	INVESTMENT	TYPE	△ ($M)	% [1]
1	ADPD Holdings, LLC	First Lien Debt	0.4	1.8%
2	Accession Risk Management Group, Inc.	First Lien Debt	0.2	3.1%
3	Excelitas Technologies Corp.	First Lien Debt	0.1	1.9%
4	Diligent Corporation	First Lien Debt	0.1	1.9%
5	SCP Eye Care HoldCo, LLC	First Lien Debt	0.1	2.3%

TOP DETRACTORS

	INVESTMENT	TYPE	△ ($M)	% [1]
1	Alpine Acquisition Corp II	First Lien Debt	(0.7)	2.1%
2	Spotless Brands, LLC	First Lien Debt	(0.2)	3.7%
3	North Haven Fairway Buyer, LLC	First Lien Debt	(0.2)	3.9%
4	Apex Companies Holdings, LLC	First Lien Debt	(0.2)	3.2%
5	NEFCO Holding Company LLC	First Lien Debt	(0.2)	2.5%

(1) Represents each investment's fair value as a percentage of total investment fair value as of September 30, 2024.

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Risk Rating Distribution • As of September 30, 2024, two borrowers were on non-accrual status, representing 0.0% of total investments at cost and 0.0% of fair value. PORTFOLIO RISK RATINGS (Dollar amounts in thousands) June 30, 2024 September 30, 2024 Internal Risk Rating Fair Value % of Fair Value Fair Value % of Fair Value 1 $— — % $— — % 2 352,929 9 5.9% 369,662 9 6.0% 3 14,974 4 .1% 15,226 4 .0% 4 2 0 .0% 0 0.0% 5 — — % 2 0.0% Total $367,905 1 00.0% $384,890 100.0% RATING DEFINITION 1 Borrower is operating above expectations, and the trends and risk factors are generally favorable. Borrower is operating generally as expected or at an acceptable level of performance. The level of risk to our initial cost 2 basis is similar to the risk to our initial cost basis at the time of origination. This is the initial risk rating assigned to all new borrowers. Borrower is operating below expectations and level of risk to our cost basis has increased since the time of origination. The 3 borrower may be out of compliance with debt covenants. Payments are generally current although there may be higher risk of payment default. Borrower is operating materially below expectations and the loan’s risk has increased materially since origination. In addition to the borrower being generally out of compliance with debt covenants, loan payments may be past due, but 4 generally not by more than 120 days. It is anticipated that we may not recoup our initial cost basis and may realize a loss of our initial cost basis upon exit. Borrower is operating substantially below expectations and the loan’s risk has increased substantially since origination. 5 Most or all of the debt covenants are out of compliance and payments are substantially delinquent. It is anticipated that we will not recoup our initial cost basis and may realize a substantial loss of our initial cost basis upon exit. (1) Risk ratings assigned to each debt investment in the portfolio. 10

Net Asset Value Per Share Bridge Q3 2024 YTD Q3 2024 $1.90 $0.62 $(0.60) $21.28 $(1.69) $(0.20) $21.07 $(0.20) $(0.14) $(0.12) $20.96$20.96 June 30, Net Standard Supplemental Net Realized September December 31, Net Standard Supplemental Net Realized September 2024 NAV Investment Dividend Dividend and 30, 2024 2023 NAV Investment Dividend Dividend and 30, 2024 Income Declared Declared Unrealized NAV Income Declared Declared Unrealized NAV Gain (Loss) & Gain (Loss) & Other Other Note: The net asset value per share and dividends declared per share are based on the shares outstanding at each respective quarter-end. Net investment income per share and net change in realized and unrealized appreciation (depreciation) per share are based on the weighted average number of shares outstanding for the period. The sum of the individual numbers may not add up due to rounding. 11

Portfolio Leverage and Financing Facilities $280M Balance Sheet Overview of Financing Facilities Leverage Available Subscription SPV Credit (1) (2) Facility Facility Commitment $30M $250M 54% Outstanding Balance $— $151M UTILIZED Reinvestment Period April 22, 2025 September 30, 2025 Maturity Date April 22, 2025 September 30, 2030 S + 2.50% to 2.60% / S + 2.85% / Pricing 30 bps unused fee 30 bps unused fee (1) Size represents maximum principal amount of the Subscription Facility and is subject to availability under the Subscription Facility, which is based on certain advance rates multiplied by the uncalled commitments of the Company’s investors (subject to certain concentration limitations) in accordance with the terms of the Subscription Facility. (2) Size represents maximum principal amount of the facility and is subject to availability under the facility, which is based on certain advance rates multiplied by the value of certain portfolio investments of the Company (subject to certain concentration limitations) and may be net of certain other indebtedness that the Company may incur in accordance with the terms of the facility. 12

CSL III Q3 2024 New Investment Activity

During Q3 2024, CSL III committed $40.3MM across **7** new and **3** existing platform investments at a blended weighted average yield of ~9.7%

	INVESTMENT	TYPE	INVESTMENT AMOUNT ($MM)	SPREAD	OID	ALL-IN YIELD [1]
1	**Artifact Bidco, Inc. (Avetta)**	First Lien	1.0	S + 4.50%	1.00%	9.3%
2	**AuditBoard, Inc.**	First Lien	5.0	S + 4.75%	1.00%	9.6%
3	**Bingo Group Buyer, Inc.**	First Lien	3.0	S + 5.00%	1.25%	9.9%
4	**Birsa S.p.A. (Animalia)**	First Lien	2.2	E + 6.00%	2.65%	10.0%
5	**Chartis Holding, LLC**	First Lien	7.6	S + 4.50%	1.00%	9.3%
6	**Excelitas Technologies Corp.**	First Lien	1.4	S + 5.25%	N/A	9.8%
7	**Generator Buyer, Inc.**	First Lien	4.1 [2]	C + 5.25%	1.75%	10.0%
8	**RSC Acquisition, Inc.**	First Lien	1.8	S + 4.75%	N/A	9.3%
9	**Vensure Employer Services, Inc.**	First Lien	9.9	S + 5.00%	1.00%	9.8%
10	**Vetcor Acquisition LLC**	First Lien	4.3	S + 5.25%	1.00%	10.1%
		Total New Activity:	**$40.30**			**9.7%**

Note: figures are total allocations, including unfunded commitments and equity co-investments. Descriptions of individual investments were selected using objective, non-performance based criteria. These investments do not represent all of the investments purchased, sold or recommended and the reader should not assume that investments identified and discussed were or will be profitable. (1) Yield assumes 4-year average life unless the deal was underwritten to a shorter maturity profile – investment activity includes funded and unfunded commitments. Reference rates reflect quarter-end 3M SOFR of 4.59%. (2) Figure has been converted to USD.

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CSL III Q3 2024 Illustrative Investment Examples

July 2024	*July 2024*	*September 2024*
Joint Lead Arranger, Joint Bookrunner	Joint Lead Arranger	Joint Lead Arranger, Joint Bookrunner
BEST TRASH	TPGS Total PowerGen Solutions	VensureHR
Municipal solid waste platform serving the resident waste collection needs of the Greater Houston Area	**Backup power generator rental, services, and sales company based in Canada**	**Professional employer organization (PEO) offering scaled and diversified HCM software and services to SMBs**
Senior Secured 1st Lien Credit Facilities	Senior Secured 1st Lien Credit Facilities	Senior Secured 1st Lien Credit Facilities
In Support Of	*In Support Of*	*In Support Of*
H.I.G. Capital	Audax Private Equity	Stone Point Capital

	July 2024	July 2024	September 2024
SPREAD	S + 5.00%	S + 5.25%	S + 5.00%
SOFR FLOOR	1.00%	0.75%	0.50%
FEES	1.25% OID	1.75% OID	1.00% OID
CALL PROTECTION	Yes	Yes	Yes

Logos are protected trademarks of their respective owners and Carlyle disclaims any association (including any actual or imputed rights) with such trademarks.

Note: Spreads are subject to change based on pre-agreed conditions outlined in the respective credit agreements. There can be no assurance that Carlyle Direct Lending will be able to implement its investment strategy or achieve its investment objective. The investments described on this page are examples only. No discussion with respect to specific investments should be considered a recommendation to purchase or sell any particular investment. The companies discussed do not represent all past investments. It should not be assumed that any of the investments discussed were or will be profitable, or that similar recommendations or decisions will be made in the future. Source: These statements reflect the subjective views of Carlyle Direct Lending. There is no assurance that the securities discussed will remain in the portfolio or that securities sold have not been repurchased.

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Draft R-0 R-85 G-101 G-67 B-179 B-113 R-0 R-118 G-161 G-92 B-224 B-150 R-145 R-163 G-213 G-143 B-242 B-187 R-189 R-154 SECTION 02 G-230 G-155 B-247 B-156 Appendix R-43 R-219 G-131 G-217 B-35 B-217 R-61 Text G-175 Colors B-46 White R-255 G-255 R-145 B-255 G-229 B-0 Dark Blue R-0 R-156 G-74 G-226 B-136 B-146 Blue R-145 G-229 B-0

Capital Summary and Performance Statistics (3) Capital Summary Fund Level Performance Statistics September 30, 2024 (in thousands) Inception to Date (1) Equity Commitments $ 289,691 Gross IRR 16.7 % Subscription Facility 30,000 Gross Multiple of SPV Credit Facility 250,000 Invested Capital 1.23x Total Capital Raised $ 569,691 ( MOIC ) Net IRR 13.9 % Total Capital Called $ 223,980 Leverage Utilized 151,000 Net Multiple of 1.19x Invested Capital Total Capital and Leverage Utilized $ 374,980 Unfunded Equity Commitments $ 65,711 (2) Debt Financing Available 186,111 Remaining Available Capital $ 251,822 (1) Represents the equity commitments after the adjustment for certain concentration limitations. (2) Available for borrowing based on the computation of collateral to support the borrowings and subject to compliance with applicable covenants and financial ratios. (3) As of September 30, 2024. The internal rates of return (“IRR”) reflected herein reflect Company level cash flows. Net IRRs are calculated based on the timing of contributions from, and distributions to, the stockholders in the fund after expenses and incentive fees. Gross IRRs do not reflect incentive fees that are borne by investors in the Company, which will reduce returns, and in the aggregate, are expected to be substantial. Individual investors’ IRRs may differ depending on subscription date, capital called dates and dividends paid. Reflects the IRR and MOIC generated based on disposal of the investments based on the respective fair value as of September 30, 2024. 16

Carlyle Firm Overview[1]

Firm Overview

Founded:	1987
AUM:	$447 bn
Employees:	2,300+
Investment Professionals:	725+[2]
Offices / Countries:	29 / 17

Global Credit	$194 bn AUM[3]	200+ Investment professionals[4]
Global Private Equity	$169 bn AUM	425+ Investment professionals
Global Investment Solutions	$84 bn AUM	100+ Investment professionals

The Carlyle Edge

- ✓ **Reach:** "One Carlyle" Global Network
- ✓ **Expertise:** Deep Industry Knowledge
- ✓ **Impact:** Executive Operations Group
- ✓ **Data:** Portfolio Intelligence

Global Investment Platform



Note: AUM numbers may not sum to total due to rounding. Certain communications between Carlyle Global Credit and investment professionals in other business segments may be restricted in accordance with Carlyle's information barrier policy. ***Past performance is not indicative of future results and there can be no assurance that any trends will continue.***

(1) Firm data as of September 30, 2024 (2) Total includes Investment Professionals in the Executive Group (3) Carlyle Global Credit AUM includes $83.2 billion of insurance related assets (4) Includes 12 professionals in the Carlyle Global Credit Capital Markets group

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Carlyle Global Credit Platform

CARLYLE GLOBAL CREDIT - $194BN AUM[1]

LIQUID CREDIT *AUM: $49.9 billion*		PRIVATE CREDIT *AUM: $28.3 billion*		REAL ASSETS CREDIT *AUM: $18.6 billion*		PLATFORM INITIATIVES *AUM: $14.5 billion*	
CLO MANAGEMENT	Carlyle managed CLOs (broadly syndicated senior secured bank loans)	DIRECT LENDING	Directly originated loans, primarily first lien and financial sponsor-backed	AVIATION FINANCE	Commercial aircraft leasing / servicing and securitization of aircraft portfolios	CARLYLE TACTICAL CREDIT FUND	Closed-end interval fund investment dynamically across Carlyle's entire credit platform
CLO INVESTMENT	Equity and debt CLO tranches	OPPORTUNISTIC CREDIT	Directly originated private capital solutions primarily for non-sponsored companies	INFRASTRUCTURE CREDIT	Credit investments in U.S. and international infrastructure assets	CREDIT STRATEGIC SOLUTIONS	Private IG, non-IG & equity investments backed by pools of cash flowing assets
						CROSS-PLATFORM SMAs	Tailored separate accounts investment across the credit platform
REVOLVING CREDIT	Senior secured revolving credit facilities of non-IG issuers	SPECIAL SITUATIONS	Flexible mandate across credit-orientated solutions, structured equity, and stressed / dislocated investments	REAL ESTATE CREDIT	Lending to global real estate projects	ADVISORY CAPITAL	Credit assets sub-advised for insurance platform

As of September 30, 2024 unless otherwise stated. (1) Carlyle Global Credit AUM includes $83.2 billion of insurance related assets. Past performance is not indicative of future results and there can be no assurance that any trends will continue.

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Carlyle Direct Lending Investment Philosophy & Overview Carlyle Direct Lending seeks to operate in the middle market, utilizing an integrated platform sourcing approach Note: Comments made here are based on Carlyle's subjective views. Past performance is not indicative of future results. There can be no assurance that a fund will be able to achieve comparable results, implement its investment strategy or achieve its investment objective. No assurance is given that any trends will continue, that forecasts will ultimately materialize, or that investment opportunities will be available. 19